UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 1-7884

CUSIP NUMBER 590660106

(Check One):  [X]Form 10-K    [  ]Form 20-F      [  ]Form 11-K    [  ]Form 10-Q   [  ]Form 10-D    [  ]Form N-SAR   [  ]Form N-CSR

                For Period Ended: December 31, 2007
                                 [    ] Transition Report on Form 10-K
                                [    ] Transition Report on Form 20-F
                                [    ] Transition Report on Form 11-K
                                [    ] Transition Report on Form 10-Q
                                [    ] Transition Report on Form N-SAR
                                For the Transition Period Ended:________________________________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable
PART I —REGISTRANT INFORMATION ExpressJet Holdings, Inc.
Full Name of Registrant N/A
Former Name if Applicable 700 North Sam Houston Parkway West, Suite 200
Address of Principal Executive Office (Street and Number) Houston, Texas 77067

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b‑25(b), the following should be completed.  (Check box if appropriate)

[X]		(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)    The subject annual report, semi-annual report, transition report of Form 10-K, Form 20-F, Form 11-K, Form N‑SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

                State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

                ExpressJet Holdings, Inc. (the “Company”) has been working diligently to complete all the required information for its annual report on Form 10-K for the year ended December 31, 2007 (the “Form 10-K”), and substantially all of the information has been completed as of this date.  However, the Company cannot complete the form 10-K by the March 17, 2008 prescribed due date because it continues to assess the current marketability of approximately $65 million face value of auction-rate securities it purchased in early 2008.  The Company intends to file the Form 10-K as soon as practicable, and in no event later than the fifteenth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION (1) Name and telephone number of person to contact in regard to this notification.
Kristy Nicholas	832	353-1409
(Name)	(Area Code)	(Telephone Number)

(2)        Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

		[X]Yes : [ ] No

(3)       Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

		[X]Yes :[ ] No

                If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                On March 10, 2007, the Company reported a loss for the year ended December 31, 2007 as compared to a gain for the year ended December 31, 2006.  For additional information on the Company’s results of operations for the year ended December 31, 2007, please see Exhibit 99.1 to the Company’s current report on Form 8-K dated March 10, 2008 which is incorporated herein by reference.

ExpressJet Holdings, Inc. (Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date: March 17, 2008	ExpressJet Holdings, Inc. /S/ SCOTT R. PETERSON Name: Scott R. Peterson Title: Vice President, General Counsel and Secretary

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).